1934 Act Registration No. 33 – 96234

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of September 2002

MTR Corporation Limited
(地 鐵 有 限 公 司)

(Translation of registrant's name into English)

MTR Tower
Telford Plaza
Kowloon Bay
Hong Kong
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________)

EXHIBITS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MTR Corporation Limited
(Registrant)

Date: September 25, 2002

By: ____________________
Name: Lila Fong
Title: Legal Manager (Secretarial)

新聞稿

Press Release

地鐵公司
MTR Corporation

Exhibit 1.1

PR/A 1790
24 September 2002

Mr Brian Stevenson appointed
Non-executive Board Member of MTR Corporation

The MTR Corporation announced the appointment of Mr T Brian Stevenson as a Non-executive Board Member with effect from 1 October 2002. He will also be the Chairman of the independent Audit Committee of the Board with effect from the same date.

Mr Stevenson is a Non-executive director of the Hongkong and Shanghai Banking Corporation Limited, the Securities and Futures Commission and the Ocean Park Corporation. He is also a Steward of the Hong Kong Jockey Club. He was the President of the Hong Kong Society of Accountants in 1996 and was Chairman of Ernst & Young (Hong Kong & China) from 1981 to 1999.

In welcoming Mr Stevenson to the Board, Mr Jack C K So said, "Mr Stevenson has extensive experience in accounting and management, which will be beneficial to the Corporation."

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